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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                          SALTON/MAXIM HOUSEWARES, INC.
                                (Name of Issuer)

                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)

                                    795757103
                                 (CUSIP Number)

                                  Allen R. Hart
                               2501 Marlboro Road
                          Cleveland Heights, Ohio 44118
                                 (216) 321-6656
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1998
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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CUSIP NO. 795757103                  13D                 PAGE  2   OF  4   PAGES
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                                                         -----------------------



1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Allen R. Hart
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          Not Applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEM 2(d) or 2(e)                                                  |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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        NUMBER OF         7           SOLE VOTING POWER
         SHARES                                0
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY         8            SHARED VOTING POWER
          EACH                                 0
        REPORTING        -------------------------------------------------------
       PERSON WITH       9            SOLE DISPOSITIVE POWER
                                               0
                         ------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER
                                               0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
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14        TYPE OF REPORTING PERSON

            IN
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                                  SCHEDULE 13D

                          SALTON/MAXIM HOUSEWARES, INC.

         This Statement on Schedule 13D (this "Statement") is filed by Allen R. Hart.

ITEM     1.       SECURITY AND ISSUER.

                           This Statement relates to shares of common stock, par
                  value $.01 per share ("Common Stock"), of Salton/Maxim Housewares, Inc. (the "Company"). The address of the principal executive offices of the Company is 550 Business Center Drive, Mount Prospect, Illinois 60056.

ITEM     2.       IDENTITY AND BACKGROUND.

                           (a) This Statement is being filed by Allen R. Hart.

                           (b), (c) and (f) Mr. Hart is self-employed in the
                  business of investing and managing his investments. His business address is 2501 Marlboro Road, Cleveland Heights, Ohio 44118. Mr. Hart is a citizen of the United States of America.

                           (d) and (e) During the past five years, Mr. Hart has
                  not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM     3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Not Applicable.

ITEM     4.       PURPOSE OF TRANSACTION.

                           Not Applicable.

ITEM     5.       INTEREST IN SECURITIES OF THE ISSUER.

                           (a) and (b) Allen R. Hart is no longer the beneficial
                  owner of any shares of Common Stock.

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                           (c) Between September 21, 1998 and October 6, 1998,
                  Mr. Hart sold, or directed the sale of, all 467,034 shares of Common Stock beneficially owned by him. All the sales were made at market prices ranging from $14.00 per share to $10.50 per share. All such transactions were open market sales.

                           (d)      Not applicable.

                           (e) On or about October 1, 1998, Mr. Hart ceased to
                  be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Not Applicable.

ITEM     7.       EXHIBITS.

                           None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1998                      /s/ Allen R. Hart
                                          -------------------------------------
                                          ALLEN R. HART






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